Mail Stop 0511

February 11, 2005

Mr. Derek Ward
Empirical Ventures, Inc.
2775 Fir Street, Suite 3E
Vancouver, BC
Canada  V6J3C2

	Re:	Empirical Ventures, Inc.
		Registration Statement on Form SB-2
		Amendment No. 1 Filed January 13, 2005
		File No. 333-120486

Dear Mr. Ward:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General
1. A review of the business plan, purpose, as well as the surrounding facts contained in the prospectus, raises a question as to whether Empirical Ventures, Inc. is a "blank check" company, which is required to conduct its offering in compliance with the provisions of
Rule 419. In this regard, it appears that Empirical Ventures, Inc.
will be unable to conduct its planned operations if additional funding is not raised within a short period of time, yet there appears to be no efforts in this area. We further note you acquired the rights to certain technology from 3493734 Manitoba Ltd, but you have no concrete arrangements or agreements to further develop or commercialize the software. Further, your prospectus contains very general disclosure related to the nature of your business plan.

As you know, Section (a)(2) of Rule 419 defines a blank check company
as a company that is issuing penny stock and that is "a
development
stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the
Commission stated that it would "scrutinize registered offerings for
attempts to create the appearance that the registrant is not a
[blank
check], in an effort to avoid the application of Rule 419. (See Securities Act Release No. 6932 of April 13, 1992, 51 SEC Docket
0388).  In carrying out this mandate, the staff`s assessment of your
status under the definition can be based only upon the public representation of its proposed business in the registration statement. If Empirical Ventures, Inc. believes that it does not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the registration statement. In this regard, disclose whether you have any current plans, arrangements, commitments or understandings to engage in a merger or acquisition
with another company.   To the extent you do not, affirmatively
state
that you are not a blank check company and provide us supplementally with a copy of your business plan.
2. Please advise of the prior, current and future relationship(s) of
Larry Cheret/Cherrett, 3493734 Manitoba, Ltd., Empirical Ventures, Quadra Ventures and Quantum Ventures. In this regard, we note that
Mr. Cherrett and 3493734 Manitoba, Ltd. have sold certain technologies to each of these entities for the same basic purchase price and that these technologies appear to be similar in functionality and use. Provide appropriate disclose under the related party transactions section pursuant to Item 404 of Regulation
S-B.
3. Please advise of the need for any blue sky registration. We note your disclosure under plan of distribution.
4. We are unable to reconcile the number of shares outstanding as of the date of this prospectus (9,686,662) with the number outstanding as of 9/30/04 (9,486,662). Please provide the information required by Item 701 of Regulation S-B for the issuance of all unregistered securities.

Prospectus Cover Page
5. Please provide us with the basis for including the last
sentence
of the third paragraph beginning with "The information is this prospectus...."
6. Item 501(a)(5) of Regulation S-B requires that you highlight the cross reference to the risk factors section and page by prominent type or in another manner.

Table of Contents
7. Unless you intend to attach Part II to the prospectus for delivery, we do not understand the basis for including in the table the information regarding Part II.

Prospectus Summary, page 3
8. The introductory paragraph to your summary states that the summary does not contain all of the information that may be important. A summary by its very nature is not required to contain all of the detailed information required in a prospectus. However, if you include a summary in your prospectus, it must be complete. Please revise.

Risk Factors, page 4
9. Clarify in the first paragraph of this section that you discuss all "material" risks. In this regard, delete the statement in the third sentence: "however, they are not the only risks we face."
10. Please clarify in risk factor 1 that Empirical has no
financing
arrangements in place, except that Mr. Ward has agreed to support the
"minimum budget" for the next 12 months.
11. Reference is made to risk factor 4 where you state you have "limited prior business operations" and you "commenced [y]our operations on April 14, 2003." Please revise this date. In addition, we are unclear as to what operations you are referring?
12. Please update the disclosure in risk factor 5 to September 30,
2004.
13. Risk factor 7 states that your success depends to a "critical extent on the continued efforts of services" of Mr. Ward. Risk factor 11 states that due to the fact that your officers and directors "lack experience in operating this type of business, there is a risk that decisions and choices of management may not take into
account standard technical or managerial approaches software companies commonly use." These risks appear somewhat inconsistent and should be reconciled. In doing so, please address the fact that
Mr. Ward lacks financial and accounting experience and the impact this may have on the company.
14. Throughout the prospectus, you refer to "officers and
directors."
By way of illustration only, we direct your attention to risk factor
11 and the MD&A section. Please clarify that there is only one officer and director. Revise throughout.
15. Please revise risk factors 14 and 15 as they are generic and repeat disclosure located elsewhere in the prospectus.
16. Please address the fact that as a section 15(d) filer you can suspend your reporting obligations after the first fiscal year that the registration statement goes effective if you have less than
300
holders of record and what this may mean to investors.

Selling Security Holders, page 9
17. We note from your recent sales of unregistered securities disclosure that you did not use an underwriter in your Regulation S offerings to Canadian purchasers. Please advise how you located the
Canadian purchasers.
18. Please be advised that each spouse is deemed the beneficial owner of the shares held by the other spouse. Refer to Securities Act Release No. 33-4819 ("a person is regarded as the beneficial owner of securities held in the name of his or her spouse and their minor children"). As such, please confirm whether any of your selling shareholders are married and revise the beneficial ownership amounts accordingly.
19. Please confirm the number of shares being offered by Marion Ellis. As appropriate, include Marion Ellis in the table of beneficial ownership.

Plan of Distribution, page 15
20. Supplementally inform us of any ongoing discussion with the market maker that anticipates quoting your stock.
21. We note your statement that the "selling security holders [may use one or] more of the following methods" when disposing of their shares. Item 508 of Regulation S-B requires that the company indicate the plan of distribution. Please revise this statement and indicate all additional methods of distribution that will be used.
22. Delete reference to "Quantum Ventures Inc." in the fifth paragraph. We redirect your attention to comment number 2.

Directors, Executive Officers, Promoters and Control Persons, page
17
23. Disclose the business of Can-Cell industries. Indicate the total number of hours per week Mr. Ward will devote to company business.

Security Ownership of Certain Beneficial Owners and Management,
page
18
24. Gerald Johnson is offering over 6% of the company`s shares for resale. Please include Mr. Johnson in the table of beneficial ownership as a greater than 5% shareholder. See Item 403 of Regulation S-B.
25. Beneficial ownership is to be calculated in accordance with the
Instruction to Item 403 of Regulation S-B.  Please revise footnote
2.

Organization within Last Five Years, page 22
26. We do not understand the nature of the $245,000 in costs you will
incur for additional software development. Are you contractually committed to incur these costs? Who is expected to perform this development? Have you entered into any agreements, formal or otherwise, with 3493734 Manitoba, or any other entity, regarding the further development of this software?  If so, please state and file
all such agreements as exhibits.  How did you determine that
$245,000
was the appropriate amount of additional funding to develop this technology? What if development is not adequate upon spending $245,000? Will you continue to incur development costs beyond the $245,000? Please advise and revise the disclosures herein and in MD&A.
27. Describe in greater detail 3493734 Manitoba Ltd. and its relationship to the company.

Description of Business, page 22

   Current and Planned Development, page 22
28. It is not clear what you purchased from 3493734 Manitoba Ltd. For instance, you state in the opening paragraph of this subheading that you acquired the "prior development, designs and pilot implementation" of the software program. You then state in the next paragraph that you acquired the software program designs, methods and know-how but that you did not acquire any hardware and only acquired the existing software code. Please clarify what exactly you purchased, what it is capable of doing at this stage, and what further developments need to be performed so that it is fully operational. Provide a timeline for performing this development in the MD&A section and indicate the costs involved. Specify what will happen if you are unable to meet a specified milestone.
29. Please elaborate on your statement that you acquired software code or scripts developed so that further development and upgrades to the program can be done in a more efficient manner. Disclose who will perform further development and upgrades.
30. We do not understand the statement that your "activities have been principally conducted by [y]our management and are currently ongoing."

31. Reference is made to the last sentence before the subheading "Development of Web Site and Test Site" where you state that you will be able to "proceed with continued development and upgrades of [y]our software program on a limited basis without additional funding." Please explain "limited basis," what this will entail and for how long.
32. Disclose in greater detail the role of Larry Cherrett in the software acquisition. Is Mr. Cherrett a software developer, owner, or agent?
33. The Technology Purchase Agreement states that 3493734 Manitoba Ltd. will manage and lead the development of the Darrwin software with $245,000 promised by Empirical. Please describe the persons who will be involved in developing the Darrwin software and the basic framework of the future relationship between Empirical and 3493734 Manitoba Ltd.
34. Who was responsible for the development of the Darrwin software before Empirical purchased it? What relationship exists between that entity, 3493734 Manitoba Ltd. and the company?
35. Disclose in greater detail the operational capability of Darrwin.
36. Please describe your calculations in estimating the $245,000 needed to complete development of the Darrwin software.
37. Disclose in greater detail your process for obtaining additional funding including anticipated mergers and debt or equity fundraising efforts.

   Intellectual Property, page 23
38. The Technology Purchase Agreement states that 3493734 Manitoba Ltd. "has taken all necessary and proper steps to register and to keep the patent in good standing and the vendor is not aware of any conflicting claims or patent applications." We are unaware of any patents on the software. Please explain. To the extent a patent does not exist, advise as to the impact this term will have on the enforceability of the agreement.
39. Please describe the material terms of your confidentiality agreements described on page 24. Please provide information on who has signed the agreements and file either the agreements, or a form thereof, as an exhibit to your registration statement.

   Competition, page 24
40. Please discuss in greater detail your relative position in the current market in which you operate, including quantitative and qualitative information on your relative position. Also, please list by name specific competitors for your software product. See Item 101(b)(4) of Regulation S-B.

   Research and Development Expenditures, page 25
41. Please describe what is meant by "maintaining our competitive positioning" and what efforts are being undertaken to maintain such position. Explain how you intend to raise the $245,000 required to further develop your software.

   Employees, page 26
42. The disclosure indicates you have 2 part-time employees.
Please
confirm and identify both. Your plan of operation states you have one part-time employee.

Plan of Operation, page 26
43. Reference is made to your statement that in furtherance of your business model, you "have continued to progress [y]our development plan focusing on web design and finding a suitable location to implement a test site." Please elaborate and update on all such efforts.
44. In your Plan of Operation, please disclose the costs involved to market your product. Indicate who will perform this function and when they will begin. To the extent you have not identified anyone to date, so state.
45. Specifically address the costs associated with Empirical becoming a public reporting company and the sources of funds to be used to pay such costs.
46. Since you do not intend to hire any employees, please describe the costs associated with hiring subcontractors or consultants at each phase of your plan of operation.

Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 28
47. We note your statement in the first paragraph that you intend spending in the next 12 months $10,000 in legal fees, $10,000 on consulting fees, $6,000 on accounting fees and $1,000 on transfer fees. These appear to be the fees associated with this offering and, if so, should be identified as such.  Please advise. Elaborate on the
consulting fees
48. The purpose of registering this offer and providing this prospectus is so that investors may make an informed decision. As such, we do not understand the basis for your conclusion in the second sentence of the second paragraph.
49. You indicate in the last sentence of the second paragraph that your audit report covers the period from inception to September 30,
2004.  Your audit report is from inception to June 30, 2004.
50. Provide the amount of cash on hand as of the most recent practicable date.
51. Please describe the ongoing expenses associated with your
$1,500
per month in anticipated expenditures. Provide a breakdown of this amount.
52. Please disclose that Mr. Ward will be making loans and providing additional capital throughout this development period.
53. Revise to indicate if you currently plan to compensate employees, consultants, promoters or affiliates and what procedures will be followed.
54. Include a discussion about any material commitments associated with the $245,000 spending covenant in the Technology Acquisition Agreement.
55. Since you do not intend to hire any employees, please describe the costs associated with hiring subcontractors or consultants at each phase of your plan of operation.
56. Based on your recent purchase of the Darrwin software and commitment to incur $245,000 developing this software, it appears that your critical accounting policies should address your accounting for these costs. Revise your MD&A and ensure your revised disclosures address your method of amortization and the respective useful lives.

Description of Property, page 30
57. Please describe any agreement, understanding or arrangement between Empirical and Mr. Ward concerning the use of your principal executive offices.

Certain Relationships and Related Transactions, page 30
58. Please confirm that other than Mr. Ward, no person could be deemed a promoter. See Item 404(d) of Regulation S-B. In this regard, we note that Kennedy Kerstner is listed in your articles as the company`s first director and its incorporator. Please disclose this fact both here and in the Business section. See Item 404(d) and
Item 101(a) of Regulation S-B.
59. We also note that Kennedy Kerstner is listed as a consultant in the signature page to your Technology Purchase Agreement with Quadra
Ventures.  Please advise supplementally.

Market for Common Equity and Related Stockholder Matters, page 32
60. We do not understand the discussion under Dividends on page
33.


Financial Statements

Date of Financial Statements
61. A note to the financial statements should be provided to state the company`s intended fiscal year end. If June 30 is not your fiscal year-end, you must provide audited financial statements as of and for a date less than 135 days before the initial filing date of
the registration statement.  According to our calculations, June
30
financial statements became stale after November 12, 2004. Refer to
Item 310(a) of Regulation S-B and revise.

Note 3 - Technology Rights
62. It appears that the acquisition of technology rights to a proprietary software program for $5,000 and 100,000 common shares to the company`s President and major shareholder should be recorded at
predecessor cost. Any cash paid in excess of predecessor cost for property conveyed by promoters should be reflected as a reduction of equity or special distribution.  See SAB Topic 5:G.  Please
revise.
63. Disclose in this note or a separate policy note how you are accounting for the acquired technology rights. Refer to paragraph 7 of SFAS 86.

General
64. Your attention is directed to Item 310(g) of Regulation S-B and the possible need for updated financial statements and related disclosures.
65. You are reminded that a currently dated consent of the independent accountants with typed signature should be included in any amendment to the registration statement.

Part II

Other Expenses
66. We are unclear why you list $10,000 in consulting fees as a cost of this offering. Please advise.


Recent Sales of Unregistered Securities
67. Please advise why you have not disclosed the issuance of
100,000
shares to Mr. Cherrett.

Exhibits
68. Your articles limit the company`s total capitalization to $60,000. The maximum aggregate price of the shares you are registering is $68,800. Please advise.
69. Your articles limit the number of directors to 15.  Your bylaws
limit the number of directors to 12.   Please advise.
70. Please advise if the restrictions contained in Article XV,
Section 47 to your bylaws are appropriate terms for a public company.
71. Please revise the legality opinion to reflect the total number of shares being registered.

Signatures
72. Please ensure that you update the date of the signatures from November 8, 2004 and that Mr. Ward properly signs the registration statement.

Closing Statement

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Maureen Bauer at (202) 942-1824 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to William Bennett at (202) 942-0135.


						Sincerely,



						John Reynolds, Assistant Director
						Office of Emerging Growth Companies


cc:	Joseph I. Emas, Esq.
	Fax: (305) 531-1274
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Empirical Ventures, Inc.
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